UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
AMERICAN COMMUNITY NEWSPAPERS INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
02520T 103

(CUSIP Number)

Oded Aboodi	with a copy to:	David Alan Miller, Esq.
Ansonia Station P.O. Box 234009 New York, NY 10023-9455		Graubard Miller 405 Lexington Avenue, 19th Floor New York, NY 10174-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 22, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Oded Aboodi

2	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		660,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		660,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	660,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed on May 31, 2007, as amended on June 8, 2007 and July 17, 2007 (the “Schedule 13D”), is filed by Oded Aboodi (“Aboodi”) with respect to ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of American Community Newspapers Inc., a Delaware corporation (the “Issuer”). Except as amended hereby, the disclosure contained in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 13D.
     The percentages of beneficial ownership reflected in this Schedule 13D, as amended by this Amendment No. 3, are based upon 14,623,445 shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2008.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is amended by replacing the second sentence of the first paragraph with the following:
     The business address of Aboodi is Ansonia Station, P.O. Box 234009, New York, NY 10023-9455.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended by replacing it in its entirety with the following:
     Aboodi acquired the Common Stock beneficially owned by him for investment purposes. Aboodi may acquire additional securities of the Issuer from time to time in the open market or in private transactions.
     At the date of this Amendment No. 3, except as set forth in this Schedule 13D, as amended by this Amendment No. 3, Aboodi has no plans or proposals which would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;

     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those actions enumerated above.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is amended by replacing it in its entirety with the following:
     As of the date of this Amendment No. 3, Aboodi beneficially owns 660,000 shares of the Issuer’s Common Stock. Aboodi has shared dispositive and voting power over the 660,000 shares, which are held directly by the Trusts. Aboodi beneficially owns 4.5% of the Issuer’s outstanding shares of Common Stock.
     During the past 60 days, Aboodi effected the following transactions in the Issuer’s Common Stock:
     (1) On December 22, 2008, Holdings sold 390,000 shares of Common Stock in a private transaction for $18, or $0.0000462 per share.
     (2) On December 22, 2008, Nechadeim sold 620,877 warrants to purchase shares of Common Stock, which are currently exercisable, in a private transaction for $9, or $0.0000145 per warrant.
     As of December 22, 2008, Aboodi ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 31, 2008

/s/ Oded Aboodi
Oded Aboodi

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